Mail Stop 3561

August 23, 2007

Via Fax & U.S. Mail

Philippe Calavia
Executive Vice President – Finance
Air France – KLM
45, rue de Paris
95747 Roissy-CDG Cedex, France

**Re: Air France – KLM**
**Form 20-F for the year ended March 31, 2007**
**Filed on July 9, 2007**
**File No. 001-32139**

Dear Mr. Calavia:

We have reviewed your filing solely for the issues identified below and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label “corresp” with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the fiscal year ended March 31, 2007

Note 20. Equity Affiliates, page 51

1.      We note from the disclosure in Note 20, that the Company has
        provided summarized financial information of WAM Acquisition
        (formerly Amadeus GTD) for the one month ended July 31, 2005
        and the five months ended December 31, 2006. We also note from
        the disclosure on page F-54 that the closing date for the WAM
        acquisition financial statements has changed.  Please note that
        pursuant to Rule 4-08(g)(2) of Regulation S-X, summarized
        financial information for entities accounted for under the equity
        method is to be presented as of the same dates and periods as the
        Company's financial statements, to the extent practicable. As such
        please revise future filings to include summarized financial
        information of both WAM Acquisition and Amadeus GTD for each
        of their most recent fiscal year ends for each period that they have
        been included in your financial statements. In this regard,
        summarized financial information should be presented for
        Amadeus GTD for the seven month period ended July 31, 2005 in
        addition to that presented for the year ended December 31, 2004.
        Summarized financial information should be presented for WAM
        Acquisition for both its fiscal year ended July 31, 2006 as well as
        for the five months ended December 31, 2006.

                                    ********

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the filing includes
all information required under the Securities Exchange Act of 1934 and
that they have provided all information investors require for an informed
investment decision.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have
made.

        In connection with responding to our comments, please provide, in
writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief